March 3, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Christine Dietz
Stephen Krikorian
Barbara C. Jacobs
Ji Shin
Laura Veator

Re:	Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 22, 2016
Form 8-K furnished on November 17, 2016
File No. 001-36056

Ladies and Gentlemen:

On behalf of Nuance Communications, Inc. (the “Company”), this letter is to confirm that the Company has received comments from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated February 2, 2017, relating to the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2016 filed with the Commission on November 22, 2016 and the Company’s current report on Form 8-K furnished to the Commission on November 17, 2016. The Company is nearly completed preparing its response and requires additional time to research certain responses and review its proposed responses internally with certain members of the Company’s management and with its outside counsel and independent public accounting firm. The Company expects to have the response completed on or before March 10, 2017.

Please direct your questions or comments regarding the Company’s response to the undersigned at (781) 565-5000. Thank you for your assistance.

Sincerely,

/s/ Kenneth M. Siegel

Kenneth M. Siegel

Chief Legal Officer

cc:	Paul Ricci, Nuance Communications, Inc.
Daniel Tempesta, Nuance Communications, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, Professional Corporation